SEC
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FEB 27 2008

Washington, DC
103



SI MMISSION
08026829

A ̲ ̲AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 3/0//

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/07____ AND ENDING ____12/31/07____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelson Capital Company   *Nelson, Jeffrey LeRoy, dba*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

500 Pine Street

_____(No. and Street)_____

Jamestown	NY	14701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey L. Nelson   716-487-0337
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP

_____(Name – if individual, state last, first, middle name)_____

403 Main Street	Buffalo	NY	14203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Jeffrey L. Nelson_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Nelson Capital Company_____ , as
of ___December 31,_____ , 20 _07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

LORI LASSEN
Notary Public - State of New York
No. 01LA6166646
Qualified in Chautauqua County
My Commission Expires May 21, 20 11

_____
Signature

_____
Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON CAPITAL COMPANY

Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2007

with
Independent Auditors' Report and
Supplemental Independent Auditors'
Report on Internal Control
....
Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT



**Lumsden &
McCormick, LLP**
Certified Public Accountants

NELSON CAPITAL COMPANY

CONTENTS



**Lumsden &
McCormick, LLP**

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

We have audited the accompanying statement of financial condition of Nelson Capital Company as of December 31, 2007, and related statements of income, changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Capital Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Nelson Capital Company taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

February 20, 2008

NELSON CAPITAL COMPANY

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	23,842
Certificate of deposit - matures April 2009		7,791
	$	31,633

Liabilities and Equity
Liabilities:

Accounts payable	$	3

Equity:

Proprietor's capital		31,630
	$	31,633

NELSON CAPITAL COMPANY

Statement of Income

For the year ended December 31, 2007

Rebate from Financial Industry Regulatory Authority	$	35,000
Interest income		256
Total income		35,256
Expenses:		
License and fees		555
Professional fees		1,200
Office and related		2,340
Total expenses		4,095
Net income	$	31,161

NELSON CAPITAL COMPANY

Statement of Changes in Proprietor's Capital

For the year ended December 31, 2007

Proprietor's capital - December 31, 2006	$	9,120
Net income		31,161
Proprietor distributions		(8,651)
Proprietor's capital - December 31, 2007	$	31,630

NELSON CAPITAL COMPANY

For the year ended December 31, 2007

Cash flows from operating activities:
    Net income

Net income	$ 31,161

Cash flows from operating activities:

Net income		$ 31,161
Adjustments to reconcile net income		
to net cash flows from operating activities:		
Changes in other current assets and		
current liabilities:		
Accounts payable		(44)
Net cash flows from operating activities		31,117
Cash flows from investing activities:		
Certificate of deposit, net		945
Cash flows for financing activities:		
Proprietor distributions		(8,651)
Net increase in cash and cash equivalents		23,411
Cash and cash equivalents - beginning		431
Cash and cash equivalents - ending	$	23,842

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business:

Nelson Capital Company (the Company) operates for the purpose of selling investment interests in direct participation programs in Chautauqua County, New York, and is registered as a broker-dealer with the Securities and Exchange Commission. The Company operates as a Proprietorship of Jeffrey L. Nelson.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand and cash in checking and savings accounts and all short-term investments with original maturities of three months or less. Bank certificates of deposit with original maturities of over three months are reported separately at cost plus accrued interest, which approximates market.

Revenue and Expense Recognition:

The Company uses the accrual basis of accounting, which recognizes revenue when earned and expenses when incurred.

Income Taxes:

The Company is a Proprietorship of Jeffrey L. Nelson. Any tax liability is the responsibility of Jeffrey L. Nelson personally, and no tax provision is necessary in these financial statements.

Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital and required net capital (as defined) were $31,630 and $5,000. The ratio of aggregate indebtedness to net capital was less than 0.01 to 1.

Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NELSON CAPITAL COMPANY

Supplementary Information
Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

NET CAPITAL

NET CAPITAL - Proprietor's capital | $ | 31,630

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement (the greater of 6 2/3% of
aggregate indebtedness or $5,000) | $ | 5,000

EXCESS NET CAPITAL | $ | 26,630

AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS - accounts payable | $ | 3

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of
December 31, 2007)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II
(UNAUDITED) FOCUS REPORT | $ | 31,630

ADJUSTMENTS MADE SUBSEQUENT TO
PREPARATION OF FOCUS REPORT:
None | -

NET CAPITAL PER ABOVE | $ | 31,630



Lumsden & McCormick, LLP

Certified Public Accountants

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

In planning and performing our audit of the financial statements and additional information of Nelson Capital Company (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

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Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietor, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lumsden & McCormick, LLP

February 20, 2008

END

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